Form C

Cover Page

Name of issuer:

Digital ARC, LLC

Name Of Co-issuer:

Digital Arc Investments SPV

Legal status of issuer:

Form: LLC

Jurisdiction of incorporation/organization: DE

Date of organization: April 7, 2020

Legal status of the Co-Issuer

Form: LLC

Jurisdiction of incorporation/ organization: DE

Date of organization: 10/1/2021

Physical address of issuer:

Headquarters

1732A Marsh Road,
Suite 117
Wilmington, DE 19810
United States

Physical Address of Co-Issuer:

1732A Marsh Rd.
Suite 17
Wilmington DE19810
United States

Website of issuer:

https://wearc.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock

If Other, describe the security offered:

All Securities to be owned via Digital Arc Investments SPV LLC.

Target number of securities to be offered:

40,000

Price:

$6.25

Target offering amount:

$250,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$5,000,000

Deadline to reach the target offering amount:

May 31, 2022 at 20:59:00 PDT

Current number of employees:

7 FTE and 10 dedicated FT contractors

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$1,884,276	$0
Cash & Cash Equivalents	$214,771	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(743,124)	$0

Select the jurisdictions in which the issuer intends to offer the securities:

- [x] Alabama
- [x] Alaska
- [x] Arizona
- [x] Arkansas
- [x] California
- [x] Colorado
- [x] Connecticut
- [x] Delaware
- [x] District Of Columbia
- [x] Florida
- [x] Georgia
- [x] Hawaii
- [x] Idaho
- [x] Illinois
- [x] Indiana
- [x] Iowa
- [x] Kansas
- [x] Kentucky
- [x] Louisiana
- [x] Maine
- [x] Maryland
- [x] Massachusetts
- [x] Michigan
- [x] Minnesota
- [x] Mississippi
- [x] Missouri
- [x] Montana
- [x] Nebraska
- [x] Nevada
- [x] New Hampshire
- [x] New Jersey
- [x] New Mexico
- [x] New York
- [x] North Carolina
- [x] North Dakota
- [x] Ohio
- [x] Oklahoma
- [x] Oregon
- [x] Pennsylvania
- [x] Rhode Island
- [x] South Carolina
- [x] South Dakota
- [x] Tennessee
- [x] Texas
- [x] Utah
- [x] Vermont
- [x] Virginia
- [x] Washington
- [x] West Virginia
- [x] Wisconsin
- [x] Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Digital ARC, LLC

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

- [x] Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Joseph Orlando	Founder/Investor	April 7, 2020	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Manager	Oversight of executive officer	April 7, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Non-Employee Founder of Digital ARC Founder/Investor	Digital ARC Founder/Investor	Manager	Videoconferencing technology development	January 1, 2018	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Jason Harrelson	CTO	April 7, 2021	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO & Chief Systems Architect	Lead engineering teams	May 6, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
ArchivaLock, LLC	Principal	Day to day business operations	Document atchival	February 6, 2013	

Officer Name	Title	Date Joined	Status
John Murphy	President & CEO	April 26, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chief Executive Officer	Executive Management	April 26, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Active Allies	Executive Management	Management	Management	February 1, 2012	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Joseph Orlando	4,260,000 shares of Class B	42%
Vincent Orlando	2,840,000 shares of Class B	28%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Digital ARC (ARC) hopes to reshape the future of communications for organizations of all sizes. The ARC SAAS platform is being designed to provide an enterprise level video conferencing environment that can be trusted with every conversation. ARC products merge simplicity, privacy, and security to create a tool for organizations that protects their data and empowers their communications productivity.

As the world continues to embrace virtual workspaces, online education and virtual meetings, the growing need for privacy has the potential to upend current video conferencing revenue models. ARC is growing to meet this new demand with the vision of becoming the most intuitive and trusted solution on the market.

ARC sees significant market potential in the enterprise space specifically in verticals that are highly security conscious such as education, finance, healthcare and other secular and faith-based enterprises.

By implementing a simple sales process and marketing plan, ARC hopes to track and convert leads to sales at an optimal rate. ARC products may also be available for purchase directly on-line and ARC apps may be downloaded from the Apple and Google Play stores. ARC is also considering partnering with consultancies, managed service providers, system integrators, and value-added resellers that serve targeted enterprises to accelerate exposure and increase sales.

Our operating history to date has been funded by a small group of investors. We have not offered our product for sale. We are undergoing beta testing with potential customers and hope to begin generating modest revenue in Q1 of 2022.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are subject to market changes.

While it is the company's opinion that a new technology market is emerging that is demanding security, privacy and personalized communication protection it should be noted that risk factors may apply. The economic risk in today's global marketplace could affect ARC's ability to effectively compete and deliver product.

We are subject to competition risk.

The global video conferencing market is estimated to be a $1.3t market in 2035. There are a number of well financed competitors in this marketplace today and undoubtedly new competitors will emerge in coming years. There are other companies with intellectual property and concepts very similar to Company's. Further, industry is dominated by competitors with greater resources than the Company, which may put the Company at a disadvantage. The Company expects competition to increase in the future, and there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results. If the Company does not enhance its existing or introduce new technology or service offerings in a timely manner, its offerings may become obsolete over time, customers may not buy the Company's products offerings and Company revenue and profitability may decline.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that any new company encounters.

The company is still in its early phases and has not yet implemented its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have prepared audited financial statements; however if you feel the information provided is insufficient, you should not invest in the Company.

A 2020 financial statement audit of Digital ARC, LLC has recently been completed by Watkins, Ward and Stafford, PLLC (attached hereto as "Financial Attestation". To the company’s knowledge, and on the basis of this audit, ARC’s financial status is in order and no areas of fraud or misuse of funds have been identified. The Company may discover at a future point in time that we have been financially impacted by fraud.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, or continued activities will be in jeopardy and we may be forced to cease activities and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. Any future financing transaction may result in further dilution of the Investor’s ownership.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our activities. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts, any of which may materially harm our business, financial condition and results or operations.

We rely on other companies to provide components and services for our products.

We will depend on suppliers and contractors to deliver our products to our customers and conduct our activities. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers’ expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their activities. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to conduct its business. The Company’s intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, any steps that we may have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a

dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Provided that our business grows, protecting our intellectual property will become increasingly important. The protective steps we may have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our activities and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance would not ameliorate all of the risk of relying on key personnel.

We exist in a highly regulated environment, and if we are found to be in violation of any applicable regulations, our business could suffer.

ARC is pursuing what it believes to be the relevant compliance requirements in the technology industry including HIPAA, SOC2, COPPA, GDPR and CCPA requirements; however, there is no guarantee that we will be able to achieve these certifications. We are subject to regulations by various government agencies. Compliance with regulations is costly to obtain and maintain, and may delay the Company's business plan. Any violation in outstanding or future regulations could result in actions against the Company, including an inability to operate.

The Company's valuation as estimated herein may be incorrect.

The offering price has been estimated based on management's estimates of future operating activity. These estimates are based almost entirely on hypothetical scenarios and assumptions, some or all of which may be incorrect. No independent investment banking firm was retained to assist in determining the offering price for the Securities. Accordingly, the offering price should not be regarded as an indication of any future market price of the Securities. It is possible that the Company's estimated valuation could be significantly less than what is being provided for in this offering and that the investment could have little to no value to the purchase of the securities.

Management has discretion over the use of the investment proceeds.

The Company intends to use the net proceeds from this offering as provided herein. However, the Company's management will have broad discretion with respect to the actual application of the proceeds. The actual use of the net proceeds may change and will depend on a number of factors, including but not limited to the future financial performance of the company and the amount of funds, if any, raised by this offering.

Securities in the Company offer little to no liquidity to the purchase of the securities.

There is no public market for any of the Company's securities, and none is expected to develop in the foreseeable future. The Securities are not being registered under the 1933 Act or the securities laws of any other applicable jurisdiction in reliance on exemptions from such registration requirements. In addition, the Company is under no obligation to register any of the Securities, and has no present intention of registering any Securities or any other securities. The company's Operating Agreement also provides for very limited circumstances whereby the securities may be transferred, and any allowed transfers are still subject to the Manager's approval. Accordingly, an investor may be unable to liquidate an investment in the Securities and should be prepared to bear the economic risk of an investment in the Securities for an indefinite period.

The Company is subject to cybersecurity breaches.

Security breaches and other disruptions could compromise the Company's information and expose it to liability, which would cause the Company's business and reputation to suffer.

In the ordinary course of its business, the Company collects and stores sensitive data, including intellectual property, its proprietary business information and that of its customers, suppliers, and business partners, and personally identifiable information of its customers and employees, in data centers and on its networks. The secure processing and maintenance of this information is critical to the Company's activities and business strategy. Despite the Company's security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise the Company's networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt the Company's activities and the services it may provide to customers, damage to the Company's reputation, and cause a loss of confidence in its products and services, which could adversely affect the Company's business, financial performance, and competitive position.

The secure processing and maintenance of this information is critical to the Company's activities and business strategy, and the costs of protecting its information could be significant. The expenses associated with protecting Company information could reduce potential profits (if any).

Digital ARC, LLC is a pass through entity for tax purposes.

Digital ARC, LLC and Digital ARC Investments SPV, LC are limited liability companies taxed as partnerships and are therefore considered pass through entities. As a pass through entity, the Company will not be responsible for payment of any federal income taxes. Instead, all tax consequences of the company's activities will flow through to the members of the Company based on the operating agreements and relevant tax laws. Purchasers of the securities will become members of the Company and may, as a result, incur tax liabilities resulting from the pass through nature of the Company. Digital ARC strongly recommends that purchasers of the securities consult with their legal, accounting and tax advisors on the consequences of investing into a pass through entity.

The potential for Related Party transactions.

The Company has enter into transactions with Related Parties and may continue doing so. Transactions with Related Parties may be created on different and less favorable terms to the Issuer than the Issuer may have been able to receive had the Issuer transacted with an unrelated party.

Loans from investors and Simple Agreement for Future Equity.

The Company has issued a Simple Agreement for Future Equity (SAFE) to Digital ARC Holdings, LLC. DIGITAL ARC Holdings, LLC has invested $1,769,094 as of September 21, 2021. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. The loans are convertible into equity at the discretion of Digital ARC Holdings, LLC into either Class A or Class B Common Units. As of September 21, 2021 this agreement has not been converted to equity. Conversion of this loan into equity would result in the dilution of the other Member's ownership in the Company.

On January 21, 2021 the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $250,000. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. This agreement has not been converted to equity as of the date of this report. If the agreement converts, it may grant the SAFE investor different/better rights than the investors in this Offering. The purchaser of the securities offered would also be diluted upon the conversion of the SAFE into equity.

The terms of a SAFE's may allow SAFE investors to become Members of the Issuer at more favorable terms that what are being offered in this offering.

Voting Rights

The Securities being offered are Common Units of Digital ARC Investments SPV, LLC. Digital ARC Investments SPV, LLC will then purchase Class A Common Units in Digital ARC, LLC. Class A Common Units have no voting rights according to the operating agreement. As such, holders of Class B Common Units will be able to vote on any matter allowed by the operating agreement without input from the purchasers of the securities being offered. Additionally, as of the date of September 21, 2021, all voting rights from Digital ARC, LLC have been proxied to the Manager of Digital ARC, LLC. As such, the Manager has ultimate decision making authority for the Company. The Manager, Joseph Orlando, is also a beneficial owner of Digital ARC, LLC.

Exercise of outstanding options awards may could cause dilution

The Company currently has awarded 50,000 options, whereby the holders of the option award(s) may purchase Class A Common Units of the Company at a specified exercise price(s). Exercise of the options may be subject to vesting requirements, change of control requirements, and approval of the Manager of the Company. As October 11, 2021, these awards have not been exercised. The exercise of these options would have a dilutive effect on the purchaser of the securities being offered.

Special Purpose Vehicle

The purchase of the securities offered in this offering will become an investor in Digital ARC Investments SVP, LLC (the "SPV") and not an investor directly into Digital ARC, LLC. Ownership in the SPV rather than direct ownership in Digital ARC, LLC may afford the purchaser with different rights/responsibilities than if the purchaser had invested directly into Digital ARC, LLC.

The Operating Agreement may need to be modified.

The operating agreement of the Issuer may need to be modified in order to issue the securities being issued or to otherwise effectuate the closing of this equity crowd funding capital raise.

Unforeseen circumstances could negatively affect the Company and its investors.

The situations above do not represent all conceivable circumstances whereby purchasers of the securities being offered could be negatively impacted. Purchasers of securities in the Company should be fully prepared to loose all of their investment in the Company as well as accept any additional responsibilities that arise from ownership in a limited liability company, including but not limited to the tax consequences of ownership in a passthrough entity such as a limited liability company.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to raise capital necessary for further development of the platform as well as sustaining ongoing development and business activities for a period of time. It is anticipated that additional offerings will be required in the near future, the timing of which would likely depend, in part, on the amount of funds raised in this offering.

10. How does the issuer intend to use the proceeds of this offering?:

ARC develops the majority of its software within an Agile framework and allocates available resources according to market demand. The Company's current expense and feature plans appear below.

Intermediary Fee and related closing costs (estimated less than 7%)

This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Pre-market Launch (estimated 20% to 40%)

The Company may engage with various Marketing firms in order to broaden our outreach, raise user adoptions and enhance key performance indicators. The goal would be to acquire a select group of key customers to validate the product and distribute within their organizations to assess performance and load testing as well as to validate security features and architecture.

Feature Upgrades (estimated 30% to 50%)

The Company may continue to develop enhancements to the platform including the following: security enhancements, messaging, contact sync, mobile dial in, onboarding, recording, reporting, developer specific portals, and 3rd party integrations.

Increased Staffing (estimated 30% to 50%)

The Company may seek to employ various key workforce assets in multiple disciplines including CISO, Human Resources, Engineering, Sales, Marketing, and Client Success

Employee Training (estimated less than 10%)

The Company may obtain Agile and certification compliance training for all relevant employees.

Code Review (estimated less than 10%)

The Company may continue on-going code remediation processes in order to assure program quality and stability.

Overhead & Cost of Sales (estimated less than 10%)

The Company may utilize funds for other overhead and cost of sales as necessary. Such expenses may include payroll, insurance, communications, service providers, travel, dues and subscriptions, etc.

The ranges provided above are estimates based on achieving the Funding Goal of the campaign. Funding will ultimately be allocated as management of the Issuer determines.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Upon the Company's closing of the raise, the investor(s) will be admitted as a member(s) to Digital ARC Investments SPV, LLC (the "SPV").

The issuer reserves the right to engage a transfer agent to assist in this equity crowdfunding campaign and afterwards.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor’s right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor’s funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor’s funds.

The Company’s right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

The Issuer is offering Class A Common Units for a price of $6.25 per unit. As of September 21, 2021 the Issuer has issued 251,500 Class A Common Units and 10,000,000 Class B Common Units for a total of 10,251,500 total Common Units. The Issuer has established a target raise of $250,000 and a maximum raise of $5,000,000. The issuer may elect to have rolling closes throughout the course of the capital raise.

Any purchaser of the securities being offered should carefully review the Issuer and Co-Issuer's Operating Agreements and Unit Purchase Agreement which provide additional details pertinent to the securities being offered and the responsibilities of any purchaser of the securities being offered.

Additional units may be issued at the Manager's discretion on an as-needed basis. Units issued by the Manager may cause dilution of the ownership percent for the purchaser of the securities being offered.

The purchaser of the securities being offered is purchasing Common Units of Digital ARC Investments SPV, LLC. Digital ARC Investments SPV, LLC has been organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer (Digital ARC, LLC) and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding). Digital ARC Investments SPV, LLC will purchase Class A Common Units in Digital ARC, LLC.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

The rights and responsibilities of purchasers of the securities being offered are detailed in the Operating Agreements of Digital ARC Investments SPV, LLC and Digital ARC, LLC and the Unit Purchase Agreement.

Amendments to the operating agreements of Digital ARC, LLC require the affirmative vote of the Common Members who hold a majority of the Class B Common Units. Currently the votes of the majority of the Class B Common units are held, either through ownership or through proxy by one individual.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

As of September 21, 2021, Digital ARC, LLC has 251,500 Class A Common Units outstanding and 10,000,000 Class B Common Units outstanding. The Class A Common Units are nonvoting and may be issued to any person approved by the Manager. The Class B Common Units may be issued to any person approved by the Manager. The Holder of Class B Common Units shall be entitled to vote their Common Units on any matter brought before the Members for a vote at the rate of 10 (ten) votes for each Class B Common Unit held by such member.

The Company has also issued a Simple Agreement for Future Equity (SAFE) in the amount of $250,000. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. Closing of this offering may trigger the conversion of the SAFE loan into equity. It is the intent of the Issuer to convert the SAFE loan into Class A Common Units. As of September 21, 2021 this agreement has not been converted to equity.

The Company has also issued a Simple Agreement for Future Equity (SAFE) to Digital ARC Holdings, LLC. DIGITAL ARC Holdings, LLC has invested $1,769,094 as of September 21, 2021. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. The loans are convertible into equity at the discretion of Digital ARC Holdings, LLC. As of September 21, 2021 this agreement has not been converted to equity. If the SAFE were to be converted into equity, Digital ARC Holdings, LLC has the option to convert into Class A or Class B at their discretion.

The Company currently has awarded 50,000 options, whereby the holders of the option award(s) may purchase Class A Common Units of the Company at a specified exercise price. Exercise of the options may be subject to vesting requirements, change of control requirements, and approval of the Manager of the Company. As October 11, 2021, these awards have not been exercised.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may be materially limited, diluted or qualified by the current rights of the Class B Common Unit holders, the Manager of Digital ARC, LLC, and the Manager of Digital ARC Investments SPV, LLC.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

To the best of the Issuer's knowledge there are no known differences.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

The exercise of rights held by the principal members identified in Question 6 above could affect the purchasers of the securities being offered if the members identified in Question 6 above voted to amend the Operating Agreement as it pertains to the rights of the purchasers of the securities. Such effects to the purchasers of the securities could include, but are not limited to, distributions of profit (if any) to the purchasers of the securities, the taxable nature and amounts of items passed through to the purchasers of the securities, and any other right or responsibility granted to the purchasers of the securities through the Unit Award Agreement or the Operating Agreement.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

Digital ARC, LLC is offering the Class A Common Units, through Digital ARC Investments SPV, LLC, at a price of $6.25 per Unit. As of September 21, 2021, there were a total of 10,241,500 Common Units outstanding. Multiplying 10,241,500 total Common Units outstanding by the offering price of $6.25 per unit results in an offered valuation of $64,009,375. The Issuer's current estimated valuation based on internal calculations is approximately $88,000,000. The estimated valuation is therefore offered at approximately a 27% discount to arrive at the offered valuation of $64,009,375. The Issuer makes no representations as to the accuracy of the valuation. Actual valuation could vary significantly from the estimates.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. The securities offered have no voting rights in regards to Digital ARC, LLC; therefore the investor will have no vote on any decision including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, distributions, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

The Members of the Issuer have been assigned rights and responsibilities per the Issuer's Operating agreement. Depending on the class of units owned, such rights may include but are not limited to influence over appointing the Manager of the Issuer; dissolution, liquidation and termination of the company; amending the Operating Agreement; and other rights.

The Manager of Digital ARC, LLC and Digital ARC Investments SPV, LLC have been assigned rights and responsibilities per their respective operating agreements. Such rights are extensive and may include but are not limited to admitting additional members; approving or denying the transfer of member's units; approving or denying the withdrawal of members and the terms of such withdrawal; determining whether a member may receive any portion of their capital contribution; making tax and accounting decisions and elections for the company which may flow through or otherwise affect the members; determining if, when and to what extend distributions may be paid; managing the day-to-day activities of the Issuer; appointing officers of the

Issuer; and other rights.

Purchasers of the securities will have no voting rights over Digital ARC, LLC. As such, additional securities may be issued causing dilution of the purchaser of the securities ownership; the Issuer may be sold, liquidated or otherwise terminated; transactions with related parties may take place; all of these without the influence of the Purchaser of the securities. The scenarios listed above do not include a comprehensive list of scenarios whereby the purchaser could be affected by the influence of the Members and Manager of the Issuer without the influence or right of the purchase of the securities to affect the decision.

24. Describe the material terms of any indebtedness of the issuer:

The Company has also issued a Simple Agreement for Future Equity (SAFE) in the amount of $250,000. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. Closing of this offering may trigger the conversion of the SAFE loan into equity. It is the intent of the Issuer to convert the SAFE loan into Class A Common Units. As of September 21, 2021 this agreement has not been converted to equity.

The Company has also issued a Simple Agreement for Future Equity (SAFE) to Digital ARC Holdings, LLC. DIGITAL ARC Holdings, LLC has invested $1,769,094 as of September 21, 2021. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. The loans are convertible into equity at the discretion of Digital ARC Holdings, LLC. As of September 21, 2021 this agreement has not been converted to equity. If the SAFE were to be converted into equity, Digital ARC Holdings, LLC has the option to convert into Class A or Class B at their discretion.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

The company was established in April of 2020 and funded initially through founding member investments of $692,360. An additional investment of $1,000,000 was received in September 2020 from an unrelated party for Class B Common Units. Another round was completed in December 2020 whereby $450,000 was raised for Class A Common Units. All investors have represented themselves to be accredited investors. These funds have been used for development of the product, marketing, user interface and user experience, personnel, and business operations.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

Yes

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Digital ARC, LLC is pre-revenue and has sustained limited activities to develop its platform. Funds raised to-date have supported the Company's activities through the date of filing this Form C. Digital ARC, LLC will depend on new funds raised to further refine its platform and move towards production. At this time the Company has no lines of credit or alternate sources of funds.

The Company has minimal to no cash reserves as of the date of filing this Form C. Certain of the the Company's founding members have continued to provide investment funds as needed to sustain ongoing activities and have committed to continue funding through the end of 2021.

Digital ARC, LLC anticipates additional fundraising rounds to take place in the near future to continue to support the development and improvement of its platform, the establishment and expansion of a customer base and to support the underlying overhead activities.

Our operating history to date has been funded by a small group of investors. We have not offered our product for sale as it is still in the technology development phase. Assuming that our beta testing with potential customers goes well we believe that we may begin to generate modest revenue in Q1 of 2022.

As crowd funding is a potential source of additional funding to continue operations, dependent on how successful this raise is, operations could be supported as much as fifteen months into the future. Rolling closes may be utilized once the target raise is met.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?: No

involving the making of any false filing with the Commission?: No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?: No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?: No

involving the making of any false filing with the Commission?: No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?: No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?: No

engaging in the business of securities, insurance or banking?: No

engaging in savings association or credit union activities?: No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?: No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?: No

places limitations on the activities, functions or operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?: No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?: No

Section 5 of the Securities Act?: No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and
2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Related party transaction:

The Company has issued a Simple Agreement for Future Equity (SAFE) to Digital ARC Holdings, LLC. DIGITAL ARC Holdings, LLC has invested $1,769,094 as of September 21, 2021. The agreement represents a loan to the company in exchange for the rights to convert the loan to equity (investor units) at a discounted rate of the equity financing valuation. The loans are convertible into equity at the discretion of Digital ARC Holdings, LLC. As of September 21, 2021 this agreement has not been converted to equity. If the SAFE were to be converted into equity, Digital ARC Holdings, LLC has the option to convert into Class A or Class B at their discretion.

> **Instructions:**
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer’s website at:

 https://wearc.com/